SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2010

                              B COMMUNICATIONS LTD.
                              (Name of Registrant)

                 2 Dov Friedman Street, Ramat Gan 52503, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                              B COMMUNICATIONS LTD.

                                EXPLANATORY NOTE

The following exhibit is attached:


99.1 Notice of Extraordinary General Meeting of Shareholders to be held June 22, 2010 filed with the Israel Securities
                  Authority and the Tel Aviv Stock Exchange on May 14, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            B COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 14, 2010

                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
----------                 -----------

   99.1 Notice of Extraordinary General Meeting of Shareholders to be held June 22, 2010 filed with the Israel Securities Authority and the Tel Aviv Stock Exchange on May 14, 2010.